SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 36)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   535919203
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 9, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item  4  of  the  Initial  13D  is  hereby  amended  to  add the following:

     On July 9, 2010, Carl C. Icahn entered into a letter agreement (the "Agreement") with the Issuer. Pursuant to the Agreement, among other things, the Issuer and Mr. Icahn have agreed to work together on certain acquisition opportunities beginning on July 9, 2010 and ending on July 19, 2010, and the Issuer agreed to refrain from specified actions during that period. The foregoing description is only a summary, is not complete, should be read together with, and is qualified in its entirety by reference to, the entire Agreement, which has been filed herewith as Exhibit 1, and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item  6  of  the  Initial  13D  is  hereby  amended  to  add the following:

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Exhibits

     1. Letter, dated as of July 9, 2010, from Lions Gate Entertainment Corp. to Carl C. Icahn.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July  9,  2010

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner
By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC
     By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

BARBERRY  CORP.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

IPH  GP  LLC

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/  Dominick  Ragone
          ---------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

By:  /s/  Dominick  Ragone
     ---------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

BECKTON  CORP.

By:  /s/  Edward  E.  Mattner
     ------------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN


             [Signature Page of Amendment No. 36 to Schedule 13D -
                        Lions Gate Entertainment Corp.]

                                                                       EXHIBIT 1

                         Lions Gate Entertainment Corp.
                        2700 Colorado Avenue, Suite 200
                         Santa Monica, California 90404


July 9, 2010

Mr. Carl C. Icahn
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

Gentlemen:

     Each of Lions Gate Entertainment Corp. and its subsidiaries ("Lions Gate") and Carl C. Icahn and his affiliates ("Icahn") hereby agree that, beginning today and ending at midnight, New York City time, on July 19, 2010 (the "End Date"), Icahn and Lions Gate will work together on certain acquisition opportunities.

     Lions Gate hereby agrees that, beginning today and ending on the End Date, it will not: (i) issue, agree to issue, or authorize or propose the issuance of, any securities to, or enter into any agreement, contract or understanding outside the ordinary course of business with, any member of its board of directors or their affiliates; (ii) engage in active negotiations for any transaction that would involve the issuance or agreement to issue common stock (or securities or instruments convertible into common stock) of Lions Gate in excess of 5.0% of Lions Gate's currently outstanding common stock (other than any acquisition opportunity that Icahn and Lions Gate are working together as contemplated above); (iii) arrange for, or encourage, any other person or entity to purchase, any securities of Lions Gate outside of the ordinary course of business, or (iv) issue or agree to issue, any securities of Lions Gate outside of the ordinary course of business; provided that in each of cases (ii), (iii) and (iv) that nothing in this paragraph shall limit or in any way restrict Lions Gate's ability to (A) issue common stock of Lions Gate in an aggregate amount not in excess of 5.0% of Lions Gate's currently outstanding common stock in transactions involving the acquisition of securities, property or other assets, including by way of merger, reorganization or otherwise or (B) continue to engage in ordinary course investor relations activities.

     Lions Gate hereby agrees that, beginning today and ending at midnight, New York City time, on the date that is 45 days after the End Date, Lions Gate will not set a record date in connection with the 2010 annual meeting of shareholders or any special meeting of shareholders.

     Lions Gate hereby agrees that, within one (1) business day following the End Date (such date, the "Disclosure Deadline"), Lions Gate will: (i) publicly disclose all and any material non-public information received or otherwise made known to Icahn by, from or on behalf of Lions Gate, or its directors, officers, employees or agents (the "Information") so that Icahn will no longer be in possession of material, non-public information as a result of having received such Information from Lions Gate or its directors, officers, employees or agents; (ii) simultaneously with such disclosure, provide Icahn with written notice of such disclosure (the "Disclosure Notice"), together with an unqualified opinion of Lions Gate's legal counsel confirming the Disclosure Notice (the "Opinion"), which written notice states that Icahn is no longer in possession of material, non-public information as a result of Icahn having received such Information Gate from Lions Gate or its directors, officers employees or agents; (iii) to the extent Lions Gate has not delivered the Disclosure Notice and the Opinion by the Disclosure Deadline, Lions Gate hereby consents that Icahn may publicly disclose all Information which Icahn received from Lions Gate or its directors, officers, employees or agents; provided, that Icahn shall prior to so disclosing provide Lions Gate with a copy of the proposed disclosure and a reasonable opportunity (not to exceed one (1) business day) to comment thereon.

     Each of Lions Gate and Icahn agrees that, in the event that any of them were to violate any provision of this Agreement or fail to perform any obligation under this Agreement in accordance with its specific terms, the other parties hereto would suffer irreparable injury, for which there may be no adequate remedy at law. Consequently, each of Lions Gate and Icahn agrees that, in the event of a breach or threatened breach of this Agreement by Lions Gate and Icahn, the other parties shall be entitled, in addition to any other remedies to which they may be entitled at law, to equitable relief, including an injunction, to prevent any breaches and to enforce specifically this Agreement's terms and provisions. Each of Lions Gate and Icahn also agrees that any such equitable relief may be sought without the obligation of posting any bond or surety.

     This  agreement  was  approved  by  the  board  of directors of Lions Gate.

                                                  Very truly yours,

                                                  LIONS GATE ENTERTAINMENT CORP.


                                                  By: /s/ Michael Burns
                                                      -----------------
                                                      Name: Michael Burns
                                                      Title: Vice Chairman


Accepted and agreed as of the date set forth above:


/s/  Carl  C.  Icahn
--------------------
Carl  C.  Icahn



    [Signature Page to July 9, 2010 Letter from Lionsgate to Carl C. Icahn]